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Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP

        June 16, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Douglas Emmett, Inc.
  Registration Statement on Form S-11

Ladies and Gentlemen:

        On behalf of Douglas Emmett, Inc., a Maryland corporation ("Douglas Emmett"), in connection with the proposed initial public offering of Douglas Emmett's common stock, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the "Commission"), the initial filing of the Registration Statement on Form S-11 of Douglas Emmett for filing under the Securities Act of 1933.

        Please note that Douglas Emmett has wired a registration fee in the amount of $135,355.00 to the Commission's account at Mellon Bank in Pittsburgh, Pennsylvania.

        Please contact me at (213) 687-5175 should you require further information.

Very truly yours,

/s/ CHRISTOPHER BOUCHARD

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